UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ANCHOR BANCORP WISCONSIN, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Capital Z Partners III, L.P. 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel. No. (212) 965-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on October 22, 2013 (the “Original Schedule 13D”) by Capital Z Partners III, L.P., Capital Z Partners III GP, L.P. and Capital Z Partners III GP, Ltd. (the “Reporting Persons”) relating to the issued and outstanding shares of common stock, par value $0.01 per share, of Anchor BanCorp Wisconsin Inc., a Delaware corporation.  Beginning on the date this Amendment No. 1 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 1.  Only those items reported in this Amendment No. 1 are amended and all other items in the Original Schedule 13D are unchanged.

This Amendment No. 1 is being filed jointly pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended, by the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by inserting the following sentence following the first sentence of the fifth paragraph thereof:

“Cap Z III has designated Bradley E. Cooper, Partner and Senior Vice President of Capital Z Partners III GP, Ltd., as the Board Representative and, on December 18, 2013, Mr. Cooper was appointed to the Board of Directors of the Company.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following sentence following the first sentence of the fourth paragraph (“Board Representation”) thereof:

“Cap Z III has designated Bradley E. Cooper, Partner and Senior Vice President of Capital Z Partners III GP, Ltd., as the Board Representative and, on December 18, 2013, Mr. Cooper was appointed to the Board of Directors of the Company.”

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description
1
Joint Filing Agreement, dated October 22, 2013, by and among Capital Z Partners III, L.P., Capital Z Partners III GP, L.P. and Capital Z Partners III GP, Ltd. (incorporated by reference to Exhibit 1 to the Schedule 13D filed on October 22, 2013)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2014
Capital Z Partners III, L.P.

By:	Capital Z Partners III GP, L.P., its General Partner
By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel

Capital Z Partners III GP, L.P.

By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel

Capital Z Partners III GP, Ltd.

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1
Joint Filing Agreement, dated October 22, 2013, by and among Capital Z Partners III, L.P., Capital Z Partners III GP, L.P. and Capital Z Partners III GP, Ltd. (incorporated by reference to Exhibit 1 to the Schedule 13D filed on October 22, 2013)